Способы связаться

www.linkedin.com/in/olexandr-pryimak (LinkedIn)

Основные навыки

Renewable Energy
Wind Energy
Mechanical Engineering

Olexandr Pryimak

CTO and Co-Founder of Sirocco Energy
Соединенные Штаты Америки

Общие сведения

Inventor with wide engineering expertise and strong business orientation.

Опыт работы

Sirocco Energy

Chief Technology Officer, Co-Founder
ноября 2017 - Present (5 лет 5 месяцев)
Palo Alto, California, United States

Sirocco Energy has developed a new kind of wind generator designed for the urban environment. As a linear wind generator, Sirocco wind turbines have more efficient principle of work, which produces important advantages over traditional wind turbines: high efficiency, low noise and vibration, easy installation, low price and aesthetic design.

Startor

Lead Mechanical Engineer
февраля 2015 - августа 2017 (2 года 7 месяцев)

Wind turbine development.

Profi-Bud

Engineer Electrical
марта 2013 - ноября 2014 (1 год 9 месяцев)

Electrical systems engineering.

ECOPROMTECH

Engineer
апреля 2010 - октября 2010 (7 месяцев)
